UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 1

GLOBAL ARENA HOLDING, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

37951M102

(CUSIP Number)

GCA Ventures, LLC

555 Madison Avenue, 12th Floor

New York, NY 10022

(212) 508-4762

c/o George C. Dolatly

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GCA VENTURES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Daniel D. Rubino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,067,485
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,067,485
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,067,485
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) PELHAM DR LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
309,151
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
309,151
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,151
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.3%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) George C. Dolatly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
670,833
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
670,833
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 670,833
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Robert M. Pickus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
670,833
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
670,833
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 670,833
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.          Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the statement on Schedule 13D filed on May 10, 2013 (the “Initial Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”), and relates to the common stock, par value $0.001 per share (“Common Stock”), of Global Arena Holding, Inc., a Delaware corporation (“Global Arena”). Global Arena’s principal executive offices are located at 555 Madison Avenue, 12th Floor, New York, NY 10022.

Item 2.           Identity and Background.

Item 2 of the Schedule 13D is amended in its entirety to read as follows:

The filing persons are GCA Ventures, LLC (“Ventures”), Daniel D. Rubino, PELHAM DR LLC (“Pelham”), George C. Dolatly and Robert M. Pickus (together, the “Reporting Persons”). The business address of each of the Reporting Persons is c/o Ventures at 555 Madison Avenue, 12th Floor, New York, NY 10022. Mr. Rubino’s principal occupation is Chairman and Chief Executive Officer of GCA Capital Group, LLC (“GCA”). Mr. Dolatly’s principal occupation is Managing Director and General Counsel of GCA. Mr. Pickus’s principal occupation is Managing Director of GCA. GCA is a diversified financial services, business development and advisory firm. Each of Messrs. Rubino, Dolatly and Pickus is a United States citizen. Pelham is a New York limited liability company that is operated as an investment vehicle of Mr. Rubino. Mr. Rubino is the sole and managing member of Pelham. Ventures is a New York limited liability company that provides financial, advisory and management consulting services. GCA is the sole member of Ventures. Messrs. Rubino, Dolatly and Pickus are the members of GCA.

During the last five years, none of the Reporting Persons (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended in its entirety to read as follows:

On April 30, 2013, pursuant to a private placement conducted by Global Arena, (a) Pelham acquired, for $25,000 in cash, 100,000 shares of Common Stock and 50,000 warrants to acquire shares of Common Stock at $0.50 per share, (b) Mr. Dolatly acquired, for $25,000 in cash, 100,000 shares of Common Stock and 50,000 warrants to acquire shares of Common Stock at $0.50 per share, and (c) Mr. Pickus acquired, for $25,000 in cash, 100,000 shares of Common Stock and 50,000 warrants to acquire shares of Common Stock at $0.50 per share. The warrants acquired in this transaction expire after three years. The source of funds for these acquisitions was personal funds of the Reporting Persons.

On April 30, 2013, Pelham acquired 109,151 shares of Common Stock upon conversion of a promissory note representing a loan in the amount of $25,000 (plus interest) previously made by Pelham to Global Arena. In connection with the issuance of the promissory note, Pelham had been issued 50,000 warrants to acquire shares of Common Stock at $0.75 per share, such warrants expiring on August 6, 2017.

On April 30, 2013, Ventures and Messrs. Rubino, Dolatly and Pickus entered into a Management and Investor Rights Agreement (the “Management Agreement”) with Global Arena, pursuant to which Ventures agreed to provide financial and management consulting services to Global Arena. Concurrently with the execution of the Management Agreement, in consideration for the services to be performed, Global Arena issued (a) 333,334 warrants to acquire shares of Common Stock at $0.25 per share to Mr. Rubino, (b) 333,333 warrants to acquire shares of Common Stock at $0.25 per share to Mr. Dolatly, and (c) 333,333 warrants to acquire shares of Common Stock at $0.25 per share to Mr. Pickus. These warrants expire after seven years. The Management Agreement provided for the issuance to the Reporting Persons (or as otherwise directed by Ventures) of an aggregate of 750,000 additional warrants on the six-month anniversary of its execution and an aggregate of 750,000 additional warrants on the one-year anniversary of its execution.

On October 30, 2013, in accordance with the terms of the Management Agreement and in consideration of financial and management consulting services performed for Global Arena, Global Arena issued (a) 375,000 warrants to acquire shares of Common Stock at $0.25 per share to Mr. Rubino, (b) 187,500 warrants to acquire shares of Common Stock at $0.25 per share to Mr. Dolatly, and (c) 187,500 warrants to acquire shares of Common Stock at $0.25 per share to Mr. Pickus. In addition, pursuant to an amendment to the Management Agreement entered into on October 30, 2013, Global Arena issued an additional 50,000 warrants to acquire shares of Common Stock at $0.25 per share to Mr. Rubino. All warrants referenced in this paragraph expire after seven years.

Item 5.           Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended in its entirety to read as follows:

The Reporting Persons may be deemed to be members of a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Act”). As a group, the Reporting Persons collectively beneficially own 2,409,151 shares of Common Stock (409,151 of which are outstanding and 2,000,000 of which may be acquired within 60 days pursuant to outstanding warrants) representing 9.2% of the outstanding Common Stock. The Reporting Persons expressly disclaim beneficial ownership of shares of Common Stock beneficially owned by other Reporting Persons, except as set forth below.

Mr. Rubino beneficially owns, and has sole voting and dispositive power with respect to, 1,067,485 shares of Common Stock (209,151 of which are outstanding and 858,334 of which may be acquired within 60 days pursuant to outstanding warrants) representing 4.3% of the outstanding Common Stock. Of these shares, Pelham is the direct owner of 309,151 shares of Common Stock (209,151 of which are outstanding and 100,000 of which may be acquired within 60 days pursuant to outstanding warrants).

Mr. Dolatly beneficially owns, and has sole voting and dispositive power with respect to, 670,833 shares of Common Stock (100,000 of which are outstanding and 570,833 of which may be acquired within 60 days pursuant to outstanding warrants) representing 2.7% of the outstanding Common Stock.

Mr. Pickus beneficially owns, and has sole voting and dispositive power with respect to, 670,833 shares of Common Stock (100,000 of which are outstanding and 570,833 of which may be acquired within 60 days pursuant to outstanding warrants) representing 2.7% of the outstanding Common Stock.

Ventures does not beneficially own any shares of Common Stock.

The above percentages were calculated based on 24,250,979 shares of Common Stock outstanding as of September 5, 2013 (as reported in Global Arena’s Form 10-Q for the quarterly period ended June 30, 2013) and accounting for the shares of Common Stock that the applicable Reporting Person, or each of the Reporting Persons in the case of the “group” calculation, has the right to acquire within 60 days of the date hereof pursuant to outstanding warrants.

Except as otherwise set forth in this Statement, there have been no transactions by the Reporting Persons with respect to the Common Stock in the past 60 days.

Item 7.           Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended in its entirety and replaced with the following:

Exhibit No.	Description
1	Joint Filing Agreement signed by each Reporting Person dated as of May 10, 2013.*
2	Management and Investor Rights Agreement dated as of April 30, 2013.*
3	Amendment to Management and Investor Rights Agreement dated as of October 30, 2013.

_____________________________________

* Filed with the Initial Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 30, 2013

GCA VENTURES, LLC
By:	/s/ George C. Dolatly
Name: George C. Dolatly Title: Chief Executive Officer

/s/ Daniel D. Rubino
DANIEL D. RUBINO

PELHAM DR LLC
By:	/s/ Daniel D. Rubino
Name: Daniel D. Rubino Title: Managing Member

/s/ George C. Dolatly
GEORGE C. DOLATLY

/s/ Robert M. Pickus
ROBERT M. PICKUS

INDEX TO EXHIBITS

Exhibit No.	Description
1	Joint Filing Agreement signed by each Reporting Person dated as of May 10, 2013.*
2	Management and Investor Rights Agreement dated as of April 30, 2013.*
3	Amendment to Management and Investor Rights Agreement dated as of October 30, 2013.

_____________________________________

* Filed with the Initial Schedule 13D.